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December 28, 2018

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ms. Lisa Kohl, Esq., Legal Branch Chief

Ms. Katherine Bagley, Esq., Staff Attorney

Ms. Jennifer Thompson, Accounting Branch Chief

Ms. Lisa Sellars, Staff Accountant

Re:                             Ruhnn Holding Limited

Draft Registration Statement on Form F-1

Confidentially Submitted on November 30, 2018

CIK No. 0001753268

Ladies and Gentlemen:

On behalf of our client, Ruhnn Holding Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a revised draft (“Draft No. 3”) of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 3, which has been marked to show changes to the Company’s Registration Statement confidentially submitted to the Commission on November 30, 2018 (the “November 30 Submission”).

The Company has responded to the Staff’s comments contained in the comment letter dated December 19, 2018 from the Staff (the “December 19 Comment Letter”) by revising the November 30 Submission or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the December 19 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference.  We have included page numbers to refer to the location in Draft No. 3 where the disclosure addressing a particular comment appears.

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Amendment 1 to Draft Registration Statement on Form F-1 submitted November 30, 2018

Capitalization, page 57

1.                                      We note your response to comment 8 and your addition of pro forma columns to your Capitalization table to show the effect of the Equity Restructuring as if it had occurred as of March 31, 2018. Please explain to us in more detail your accounting for the subscription receivable, including whether you intend to show it as an asset or a reduction of stockholders’ equity, and the basis in GAAP for your treatment. Tell us your consideration of ASC 505-10-45-2 and SAB Topic 4E. To assist us in understanding whether a substantive issuance of stock occurred on October 4, 2018, please also tell us whether and how the rights of these shareholders differ before and after the subscription receivable is paid, such as whether there is any difference in the ability to participate in any dividends declared or whether there is any difference in the ability to pledge or sell those shares.

The Company respectfully advises the Staff that it intends to present the subscription receivable as a reduction of shareholders’ equity in accordance with ASC 505-10-45-2 and SAB Topic 4E. The Company believes that there is no substantial evidence that these shareholders would have the ability to pay the subscription receivable within a short period of time although the contractual agreements state that the subscription receivable needed to be paid within three months upon completion of this offering. As noted in the Capitalization section of the Registration Statement, there are uncertainties surrounding the shareholders’ payment of the subscription receivable in particular with respect to the satisfaction of certain regulatory requirements. As such, given the uncertainties surrounding the shareholders’ ability to pay for the subscription receivable, the Company believes it is appropriate for the subscription receivable to be shown as a reduction of shareholders’ equity.

In response to the Staff’s comment, the Company has further revised the disclosure on page 57 of Draft No. 3.

The Company respectfully advises the Staff that, before the subscription receivables from these shareholders become due and payable (which will not occur until three months after the completion of this offering), these shareholders should be entitled to vote at any general meeting of the Company similar to other shareholders.  There is no restriction under the Company’s articles of association restricting dividends to be paid to shareholders of unpaid shares, but the directors of the Company have the discretion to deduct from dividends or distributions payable to any shareholder all sums of money then payable by such shareholder to the Company.  Shareholders whose shares are unpaid are also free to mortgage or pledge their shares although the Company would have a lien on such unpaid shares pursuant to the Company’s articles of association. There is no restriction under the Company’s articles of association restricting the shareholder’s right to sell shares although it has not been fully paid.

The Company further respectfully advises the Staff that, while it is disclosed on page 39 of Draft No. 3 that the institutional investors who have not paid the subscription price are required to complete their ODI filings with the relevant PRC regulatory authorities with respect to their investments in the Company, the rights of these institutional investors as shareholders of the Company are governed by the laws of the Cayman Islands, where the Company is incorporated, and the Company’s articles of association as described above. As such, the failure of these institutional investors to complete their ODI filings or any delay in the process may prevent them from paying the subscription price to the Company but should not impact their rights as shareholders of the Company until the subscription receivables from these shareholders become due and payable.

Selected Operating Data, page 71

2.                                      We note your response to comment 9. Please revise your filing to prominently disclose that the references to “fans” throughout the prospectus are not references to unique fans.

In response to the Staff’s comment, the Company has added the requested disclosure on page 8 of Draft No. 3.

Our KOLs, page 110

3.                                      We note your response to comment 26, and your amended disclosure that “[o]ne of Dayi’s Taobao stores was ranked the 13th, tenth and tenth in the woman apparel sector on Singles Day in 2016, 2017 and 2018, respectively, and if name brands were excluded from the list, her store was ranked the second on Singles Day throughout 2016, 2017 and 2018.” Please revise to disclose the measure by which these rankings were determined.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of Draft No. 3.

4.                                      We note your response to comment 21 and your disclosure on page 105 regarding the success rate of converting a KOL candidate into a signed KOL. Please briefly describe the factors you consider in deciding to sign a KOL candidate, and clarify whether you provide services to KOL candidates before they are signed.

In response to the Staff’s comment, the Company has revised the disclosure on pages 109 and 118 of Draft No. 3.

Consolidated Financial Statements of Hangzhou Hanyi E-Commerce Co., Ltd.

Notes to the Consolidated Financial Statements

1. Organization and Principal Activities

History of the Group and Equity Restructuring, page F-11

5.                                      We note your response to comment 31 including the revisions you made on pages 85 and 86 of your amended draft registration statement. You appear to indicate in Note 1 and in your discussion of Liquidity and Capital Resources that in order to facilitate the payment of the subscription receivable to Ruhnn Holding, Hanyi E-Commerce will repay certain amounts to Hangzhou Ruhnn, Hangzhou Ruhnn will use those funds to return its capital to its investors, and the investors will use those same funds to pay the subscription price of the shares to Ruhnn Holding. You also appear to indicate that the amount Hanyi E-Commerce owed to Hangzhou Ruhnn was RMB354.9 million as of March 31, 2018, while the amount the investors owe Ruhnn Holding for the subscription receivable is RMB559.0 million. Please revise your disclosures in Note 1 and in your discussion of Liquidity and Capital Resources as needed to better explain to your investors how Hanyi E-Commerce’s payment of RMB354.9 million will facilitate payment of the subscription receivable of RMB559.0 million. For example, if Hanyi E-Commerce’s payable to Hangzhou Ruhnn increased to RMB559.0 million as of October 4, 2018 and Hanyi E-Commerce will repay RMB559.0 million, please clearly disclose this so that your investors better understand Hanyi E-Commerce’s obligation.

The Company respectfully advises the Staff that as of September 30, 2018 and at the time of the Equity Restructuring, Hanyi E-Commerce had loans payable to Hangzhou Ruhnn of approximately RMB459 million. Subsequent to the Equity Restructuring, Hanyi E-Commerce incurred additional amounts due to Hangzhou Ruhnn of approximately RMB131 million. Out of the total amounts due to Hangzhou Ruhnn, Hanyi E-Commerce expects to use RMB559 million to fund the subscription receivable.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 89 of Draft No. 3.

12. Non-controlling Interest, page F-26

6.                                      We note your response to comment 34. Please revise your footnote to convey to your investors that the acquisition effectively zero-ed out the negative carrying amount of the non-controlling interests in Yitong and Hanli. We believe this additional information is necessary to allow your readers to reconcile your statement in Note 12 that “the value of the non-controlling interest decreased” with your Consolidated Statements of Shareholders’ Deficit, which reflects that the value of your non-controlling interest account increased.

In response to the Staff’s comment, the Company has added the requested disclosure on page F-27 of Draft No. 3.

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If you have any question regarding Draft No. 3, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Yi Gao at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Kevin Lin at +86-21-6141-2196 (work) or kelin@deloitte.com.cn (email) of Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris Lin
Chris Lin

Enclosures

cc:                                Ruhnn Holding Limited

Min Feng, Chairman

Lei Sun, Director and Chief Executive Officer

Zhenbo Chi, Chief Financial Officer

Wen Zhou, Vice President

Simpson Thacher & Bartlett

Daniel Fertig

Yi Gao

Latham & Watkins LLP

Allen C. Wang

Deloitte Touche Tohmatsu Certified Public Accountants LLP